

June 13, 2022

John F. Erhard
Chief Executive Officer
ArcLight Clean Transition Corp. II
200 Clarendon Street, 55th Floor
Boston, Massachusetts 02116

Re: ArcLight Clean Transition Corp. II
　　 Amendment No. 5 to Registration Statement on Form S-4
　　 Filed May 31, 2022
　　 File No. 333-262583

Dear Mr. Erhard:

　　 We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 23, 2022 letter.

Amendment No. 5 to Registration Statement on Form S-4

General

1.　　 We note your response to prior comment 11, and your disclosure that ArcLight continues to have customary obligations with respect to use of information and indemnification under the placement agreement agreements with the Advisors, the financial advisory agreement with Citigroup Global Markets Inc. and the Underwriting Agreement with Barclays Capital Inc. and Citi, and OPAL Fuels continues to have customary obligations with respect to use of information and indemnification pursuant to the financial advisory agreements with BofA Securities, Inc. and Credit Suisse Securities (USA) LLC. Please disclose all material terms of such indemnification provisions, and discuss the impacts of those obligations on ArcLight and OPAL Fuels in the registration statement.

You may contact Mark Wojciechowski at (202) 551-3759 or John Cannarella at (202) 551- 3337 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Julian Seiguer